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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MCP SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 THIRD AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MCCARVILL **646-380-4473**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, JAMES MCCARVILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCP SECURITIES, LLC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James J McCarvill, Jr.

Signature

CEO

Title

Michelle Barr-Brooks

Public Notary

MICHELLE BARR-BROOKS
Notary Public, State of New York
No. 01BA5042457
Qualified in Westchester County
Commission Expires ~~July 25, 20~~ October 4, 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCP SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2020
With Report of Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of MCP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCP Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MCP Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MCP Securities, LLC's management. Our responsibility is to express an opinion on MCP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MCP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as MCP Securities, LLC's auditor since 2016.

Maitland, Florida

March 8, 2021

MCP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

Cash	$	578,103
Accounts receivable		1,968,952
Property and equipment, at cost, less accumulated depreciation and amortization of $23,141.29		32,189
Right of use asset		641,397
Prepaid expenses and other assets		126,964
Total Assets		3,347,605

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	100,326
Lease liability		654,169
PPP Loan		180,300
Total Libilities	$	934,795
Member's Equity	$	2,412,810
Total Liabilities And Stockholders' Equity	$	3,347,605

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
.December 31, 2020
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MCP Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in December 2009, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mccarvill Capital Partners, LLC ("Member"). The Member purchased the Company in April 2016.

The Company's primary purpose is to provide funding for private placement of securities.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes: As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes. Income taxes are, therefore, the responsibility of the Member of the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company is subject to New York City taxes. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The member and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

Revenue from Contracts with Customers:
Significant Judgements

Revenue from contracts with customers include investment banking fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial.

MCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
.December 31, 2020
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Accounts Receivables: Accounts receivable consist of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2020 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be five years. Depreciation expense for the year ended December 31, 2020 equaled $11,245.40.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $465,005, which was $458,317 more than its required net capital of $6688 and the ratio of aggregate indebtedness to net capital was .22 to 1.0.

NOTE C - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies, other than lease (Note E).

NOTE D - BUSINESS CONCENTRATIONS

The Company earned revenue from three major customers that accounted for 98% of revenue earned for the year ended December 31, 2020.

NOTE E - LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for Company's lease, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of December 31, 2020 were as follows: Operating leases:

Operating lease ROU asset	$641,397
Operating lease liability	$654,168

Rent paid under this lease agreement was $258,176 for year ended December 31, 2020. Future minimum rental payments under the office premises leases are the following:

2021	$	258,810
2022		263,754
2023	$	178,062
Total	$	700,626

NOTE F - PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2020

Computer equipment and website	$55,331
Accumulated depreciation	($23,141)
Property and equipment, net	$32,190

Depreciation expense for the year ended December 31, 2020 amounted to $11,245.

NOTE G SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to December 31, 2020 requiring disclosure.

NOTE H - PPP LOAN

During the 12 months ended December 31, 2020 the Company borrowed $180,300 under the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief, and Economic Security ("CARES")Act. The Compan received a loan in the amount of $180,300. The loan is subject to a note dated April 24, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No detremination has been made as to whether the Company will be eligible for forgiveness. The loan bears interest at a rate of 1% and is payable in monthly installments of principle and interest over 24 months beginning 6 months from the date of the note. The loan may be paid at any time with no prepayment penalty. The Company has utilized the entireity of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020.